# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: NextNav Inc., CIK 0001865631
CUSIP: 65345N106
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 11911 Freedom Dr., Ste. 200, Reston, Virginia (VA), 20190
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001011712-25-000004
Filed by CIK 0001011712

## Reporting persons
- Capital Ventures International: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 6,054,279; shared voting power 8,015,767; sole dispositive power 6,054,279; shared dispositive power 8,015,767; aggregate amount beneficially owned 8,015,767 (6% of the class)
  Comment: With respect to Row 5 through Row 9 above, G1 Execution Services, LLC and Susquehanna Securities, LLC are affiliated independent broker-dealers which, together with Capital Ventures International and Susquehanna Advisors Group, Inc., may be deemed a group. For purposes of this report, we have indicated that each reporting person has sole voting and dispositive power with respect to the shares beneficially owned by it and that the reporting persons have shared voting and dispositive power with respect to all shares beneficially owned by all of the reporting persons. Each of the reporting persons disclaims beneficial ownership of shares owned directly by another reporting person. With respect to Row 5 and Row 7 above, Susquehanna Advisors Group, Inc. is the investment manager to Capital Ventures International and as such may exercise voting and dispositive power over the shares directly owned by Capital Ventures International.
- Susquehanna Advisors Group, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Pennsylvania (PA); sole voting power 0; shared voting power 8,015,767; sole dispositive power 0; shared dispositive power 8,015,767; aggregate amount beneficially owned 8,015,767 (6% of the class)
  Comment: With respect to Row 5 through Row 9 above, G1 Execution Services, LLC and Susquehanna Securities, LLC are affiliated independent broker-dealers which, together with Capital Ventures International and Susquehanna Advisors Group, Inc., may be deemed a group. For purposes of this report, we have indicated that each reporting person has sole voting and dispositive power with respect to the shares beneficially owned by it and that the reporting persons have shared voting and dispositive power with respect to all shares beneficially owned by all of the reporting persons. Each of the reporting persons disclaims beneficial ownership of shares owned directly by another reporting person. With respect to Row 5 and Row 7 above, Susquehanna Advisors Group, Inc. is the investment manager to Capital Ventures International and as such may exercise voting and dispositive power over the shares directly owned by Capital Ventures International.
- G1 Execution Services, LLC: type of reporting person: broker-dealer (BD), other (OO); citizenship or place of organization: Illinois (IL); sole voting power 0; shared voting power 8,015,767; sole dispositive power 0; shared dispositive power 8,015,767; aggregate amount beneficially owned 8,015,767 (6% of the class)
  Comment: With respect to Row 5 through Row 9 above, G1 Execution Services, LLC and Susquehanna Securities, LLC are affiliated independent broker-dealers which, together with Capital Ventures International and Susquehanna Advisors Group, Inc., may be deemed a group. For purposes of this report, we have indicated that each reporting person has sole voting and dispositive power with respect to the shares beneficially owned by it and that the reporting persons have shared voting and dispositive power with respect to all shares beneficially owned by all of the reporting persons. Each of the reporting persons disclaims beneficial ownership of shares owned directly by another reporting person.
- Susquehanna Securities, LLC: type of reporting person: broker-dealer (BD), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 1,961,488; shared voting power 8,015,767; sole dispositive power 1,961,488; shared dispositive power 8,015,767; aggregate amount beneficially owned 8,015,767 (6% of the class)
  Comment: With respect to Row 5 through Row 9 above, G1 Execution Services, LLC and Susquehanna Securities, LLC are affiliated independent broker-dealers which, together with Capital Ventures International and Susquehanna Advisors Group, Inc., may be deemed a group. For purposes of this report, we have indicated that each reporting person has sole voting and dispositive power with respect to the shares beneficially owned by it and that the reporting persons have shared voting and dispositive power with respect to all shares beneficially owned by all of the reporting persons. Each of the reporting persons disclaims beneficial ownership of shares owned directly by another reporting person.

## Item 1. Issuer
Name of issuer: NextNav Inc.
Address of issuer's principal executive offices: 11911 Freedom Drive, Ste. 200, Reston, VA 20190

## Item 2. Person Filing
Name of person filing:
This statement is filed by the entities listed below, who are collectively referred to herein as "Reporting Persons," with respect to the shares of Common Stock, par value $0.0001 per share (the "Shares"), of NextNav Inc. (the "Company").

(i) Capital Ventures International
(ii) Susquehanna Advisors Group, Inc.
(iii) G1 Execution Services, LLC
(iv) Susquehanna Securities, LLC
Address of principal business office or, if none, residence:
The address of the principal business office of Capital Ventures International is:

P.O. Box 897
Windward 1, Regatta Office Park
West Bay Road
Grand Cayman, KY1-1103
Cayman Islands

The address of the principal business office of G1 Execution Services, LLC is:

175 W. Jackson Blvd.
Suite 1700
Chicago, IL 60604

The address of the principal business office of each of Susquehanna Advisors Group, Inc. and Susquehanna Securities, LLC is:

401 E. City Avenue
Suite 220
Bala Cynwyd, PA 19004
Citizenship: Citizenship is set forth in Row 4 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by this Item 4(a) is set forth in Row 9 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

The number of Shares reported as beneficially owned by Capital Ventures International includes 1,114,649 Shares issuable upon conversion of convertible notes. The number of Shares reported as beneficially owned by Susquehanna Securities, LLC includes options to buy 490,800 Shares.

The Company's Quarterly Report on Form 10-Q, filed on August 6, 2025, indicates that there were 133,014,673 Shares outstanding as of June 30, 2025.
Percent of class: 6.0
Sole power to vote or to direct the vote: The information required by this Item 4(c)(i) is set forth in Row 5 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.
Shared power to vote or to direct the vote: The information required by this Item 4(c)(ii) is set forth in Row 6 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.
Sole power to dispose or to direct the disposition: The information required by this Item 4(c)(iii) is set forth in Row 7 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.
Shared power to dispose or to direct the disposition: The information required by this Item 4(c)(iv) is set forth in Row 8 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
EXHIBIT INDEX

EXHIBIT DESCRIPTION
________________
I Limited Power of Attorney*
II Joint Filing Agreement*

* Previously filed

## Signatures
- Capital Ventures International: /s/ Brian Sopinsky, Brian Sopinsky, Assistant Secretary of Susquehanna Advisors Group, Inc. (08/13/2025)
- Susquehanna Advisors Group, Inc.: /s/ Brian Sopinsky, Brian Sopinsky, Assistant Secretary (08/13/2025)
- G1 Execution Services, LLC: /s/ Brian Sopinsky, Secretary (08/13/2025)
- Susquehanna Securities, LLC: /s/ Brian Sopinsky, Secretary (08/13/2025)
Comment: Susquehanna Advisors Group, Inc. serves as authorized agent of Capital Ventures International pursuant to a Limited Power of Attorney, a copy of which was previously filed.